Texas New York Washington, DC Connecticut Seattle Dubai London	William S. Anderson Partner 713.221.1122 Office 713.437.5370 Fax will.anderson@bgllp.com Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770

June 18, 2015

BY HAND AND BY EDGAR

Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

RE:	Allegiance Bancshares, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on May 13, 2015
CIK No. 0001642081

Dear Ms. McHale:

Our client, Allegiance Bancshares, Inc., a Texas corporation (the “Company”), has requested that we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 9, 2015 (the “Comment Letter”). We enclose for filing with the Commission a revised draft of the above-referenced Registration Statement on Form S-1 of the Company (the “Revised Registration Statement”), together with certain of the exhibits thereto. On behalf of the Company we wish to thank you and the other members of the Staff for your review and response to the Company’s confidential submission on May 13, 2015.

In addition to revisions made in response to the Staff’s comments, the Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein, including updates to the financial statements and disclosures to reflect the Company’s financial results as of and for the three months ended March 31, 2015.

We are separately providing the Staff hard copies of this letter and marked copies of the Revised Registration Statement.

Kathryn McHale

Securities and Exchange Commission

June 18, 2015

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act prior to effectiveness of the Registration Statement, the Company will supplementally provide any such communications to the Staff as requested.

2.	We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials and may have additional comments following our review.

Response

The Company respectfully advises the Staff that, in addition to the exhibits filed together with the Revised Registration Statement, it plans to provide the remaining exhibits in connection with the next filing of the Registration Statement. The Company will provide any outstanding exhibits as soon as possible thereafter.

3.	We note that you qualify certain summaries of information by reference to statutes, regulations and documents that are not part of the registration statement. Qualification by reference to information that is not part of the registration statement is inappropriate. As examples only, please refer to the third paragraph on page 87 and the first paragraph on page 118. Please revise accordingly, both here and throughout the prospectus, as applicable.

Response

The Company has revised the disclosure on pages 95 and 126 and elsewhere in the Revised Registration Statement to remove qualifications by reference to the full text of statutes,

Kathryn McHale

Securities and Exchange Commission

June 18, 2015

regulations, policies, and other authorities summarized and/or described in the Registration Statement.

Prospectus Cover Page

4.	Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

Response

The Company confirms that no distribution of the prospectus will be made until the number of shares is included on the cover page.

Market Data, page ii

5.	Please tell us whether you commissioned any of the third-party reports or publications cited in the prospectus.

Response

The Company confirms that it did not commission any of the third-party reports and/or publications cited in the prospectus.

Forward-Looking Statements, page iii

6.	Please move the discussion of forward-looking statements so that it appears after the risk factors section.

Response

In response to the Staff’s comment, the Company has moved the discussion of forward-looking statements so that it follows the risk factors section. The forward-looking statements discussion now begins on page 36 of the Revised Registration Statement.

Prospectus Summary

Our Strengths, page 3

7.

The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, please balance your discussion of your diversified loan portfolio with a discussion of the added risks of lending to small to medium-sized businesses. In this regard, we note your disclosure in the second full risk factor on page 17, which discloses that

Kathryn McHale

Securities and Exchange Commission

June 18, 2015

small to medium-sized businesses may be subject to higher loss rates than their competitors.

Response

The Company has revised the disclosure in the summary to include a section captioned “Our Challenges” on page 7 of the Revised Registration Statement, to summarize the challenges and risks associated with the Company’s business and strategic plans.

Leading Employment Growth, page 5

8.	Please revise to discuss whether the recent declines in oil and gas prices have had any material impact on the unemployment rate in the Houston metropolitan area.

Response

The Company has revised the disclosure on pages 5-6 and 47-49 of the Revised Registration Statement to address the impact of the recent decline in oil and gas prices on the unemployment rate in the Houston metropolitan area.

Economic Diversity, page 6

9.	Please balance your discussion with a discussion of the risks your business faces from business concentration in Texas, specifically in the Houston metropolitan area, as you discuss in the risk factor on page 14.

Response

The Company has revised the disclosure in the summary to include a section captioned “Our Challenges” on page 7 of the Revised Registration Statement, to summarize the challenges and risks associated with the Company’s business, including the risks associated with the Company’s geographic concentration in Texas and specifically the Houston metropolitan area.

Risk Factors

Our business concentration in Texas…, page 14

10.	If material, please revise to provide quantified disclosure regarding the extent by which oil and gas prices have declined in recent periods.

Response

The Company has revised the risk factor on page 14 of the Revised Registration Statement to quantify the decline in oil and gas prices from June 2014 through the end of 2014 in response to the Staff’s comment.

Kathryn McHale

Securities and Exchange Commission

June 18, 2015

We are dependent on our executive officers and other key individuals…, page 15

11.	Please revise to explain whether you anticipate any significant changes to the management team following the completion of the offering.

Response

The Company has revised the risk factor on page 15 of the Revised Registration Statement to clarify that at this time, it does not anticipate any significant changes to its management team following completion of the offering.

The small to medium-sized businesses that we lend to…, page 15

12.	Please revise to quantify the amount of loans to small to medium-sized businesses in your loan portfolio in recent periods.

Response

The Company has revised the risk factor on pages 17-18 of the Revised Registration Statement to quantify the amount of loans to small to medium-sized businesses in its loan portfolio as of March 31, 2015.

If our allowance for loan losses is not sufficient…, page 18

13.	Please revise to quantify the allowance for loan losses in dollar terms as of December 31, 2014.

Response

The Company has revised the risk factor on page 18 of the Revised Registration Statement to quantify the allowance for loan losses as a dollar value as of the most recent period presented in the Revised Registration Statement, March 31, 2015.

As a significant percentage of our loan portfolio…, page 18

14.	Please tell us whether local real estate values, both commercial and residential, have materially declined in recent periods. If so, please revise to quantify the extent of any such declines.

Response

The Company has revised the disclosure on page 19 of the Revised Registration Statement to disclose that although it is still too early to tell whether the decline in oil and gas process through the end of 2014 and a prolonged period of lower oil and gas prices will have a material adverse effect on the Houston real estate market, preliminary indications suggest the market, although at a slower rate, continues to grow.

Kathryn McHale

Securities and Exchange Commission

June 18, 2015

We may be subject to environmental liabilities and associated costs…, page 25

15.	If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken titled and is therefore the potential source of environmental liabilities.

Response

The Company respectfully advises the Staff that the amount of real property which presents a potential source of environmental liability to the Company has historically been immaterial. As of March 31, 2015, the Company did not have any foreclosed real property on its balance sheet. Although the Company has not historically and does not currently hold a material amount of real property in its portfolio that presents a potential environmental risk, it does lend to borrowers in segments of the economy that may expose it to heightened environmental risk if the Company were to foreclose on a material amount of real property used as collateral for such loans. The Company has revised the risk factor on page 25 of the Revised Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Allowance for Loan Losses, page 57

16.	We note your disclosure on page 58 that for troubled debt restructurings, after a period of time, usually 12 months, if the loan is performing under the restructured terms and after a loan review you believe the status will continue, the loan is moved back into its original respective loan segment or class and the allowance is calculated using the pooling method for the respective pool. Please tell us and revise to clarify whether you continue to classify these TDRs as impaired for disclosure purposes and whether you apply ASC 310-10-35 or ASC 450 in calculating the reserve for these loans. In this regard, we believe the guidance in ASC 310 indicates that a TDR is always considered impaired and therefore impairment should be measured using the guidance in ASC 310-10-35. Please consider this when preparing your response and revised disclosures. In addition, if you do not measure credit impairment for certain TDRs using the guidance in ASC 310-10-35, please tell us the impact on your financial statements at March 31, 2015 and December 31, 2014 had you applied ASC 450 and provide us your materiality assessment.

Response

The Company respectfully advises the Staff that it has revised the disclosure regarding its troubled debt restructuring policy on pages 60 and F-40 of the Revised Registration Statement in response to the Staff’s comment.

Kathryn McHale

Securities and Exchange Commission

June 18, 2015

Further, the Company advises the Staff that it has reviewed the method for evaluating these loans and has determined that such loans should have been evaluated on an individual basis, instead of on a pooled basis as previously disclosed. At March 31, 2015 and December 31, 2014, the Company evaluated loans totaling $713,000 and $729,000, respectively, on a pooled basis. Upon re-evaluation on an individual basis, the Company found that the change in evaluation had only a de minimis impact on the allowance as of and for the periods ended March 31, 2015 and December 31, 2014.

Allowance for Loan Losses, page 67

17.	Given the significance of the acquisitions of Independence Bank in November 2013 and F&M Bancshares in January 2015 on your credit metrics and trends, please revise to discuss the following:

•	How your accounting for acquired loans impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted (e.g., the allowance for loan losses as a percentage of loans, non-performing loans to total loans, etc.) and discuss the comparability between periods with other institutions. For example, as it relates to the ratio of allowance for loan losses as a percentage of loans, please consider disclosing the amount of acquired loans included in the denominator for which there is no associated allowance in the numerator due to the fact that the loans were recorded at fair value upon acquisition.

•	Clearly disclose how you classify acquired loans as non-accrual, impaired, loans greater than 90 days and accruing, or as troubled debt restructurings immediately after acquisition. For example, disclose if loans on non-accrual status at the time of acquisition continue to be disclosed as non-accrual loans immediately after acquisition and the reasons for your determination.

Response

The Company respectfully advises the Staff that it has enhanced the disclosures regarding the allowance for loan losses related to acquired loans and accounting for acquired loans within the section captioned “Managements’ Discussion and Analysis of Financial Conditions and Results of Operations” beginning on page 57 of the Revised Registration Statement. Within that section, the Company has provided additional disclosure regarding the methodology used to evaluate acquired loans and the comparability with peer institutions beginning on page 60 of the Revised Registration Statement. Additionally, the Company has also clarified the disclosure regarding classification of loans acquired in connection with the acquisition of F&M Bancshares as well as information regarding the effect of that acquisition on nonaccrual loans and the ratio of

Kathryn McHale

Securities and Exchange Commission

June 18, 2015

nonperforming assets to total assets and nonperforming loans to total loans beginning on page 73 of the Revised Registration Statement.

Unaudited Selected Pro Forma Combined Financial Data

Notes to Unaudited Selected Pro Forma Combined Financial Data, page 85

18.	Please revise your disclosure describing footnote (D), which increases the estimated fair value of acquired premises and equipment, to explain in more detail the nature of the underlying reasons for this adjustment. In addition, please revise the footnote to disclose whether the fair value adjustments were determined internally or if you used a third party valuation expert.

Response

The Company respectfully advises the Staff that in connection with the revisions to the Revised Registration Statement to include interim financial statements in accordance with Regulation S-X, the Company has made corresponding updates to the section captioned “Unaudited Selected Pro Forma Combined Financial Data.” Because the acquisition was consummated prior to the date of the interim balance sheet, the pro forma combined balance sheet of the combined enterprise as of March 31, 2015 is no longer included in the Revised Registration Statement. Consequently, the adjustments and assumptions set forth in former footnote (D) are no longer applicable and have been removed.

19.	We note footnote (P) which you state reflects an adjustment for “estimated transaction expenses” that were included in the December 31, 2014 audited financial statements. Please tell us whether these costs represent direct, incremental costs of the F&M acquisition which are reflected in the historical financial statements and whether the adjustment is removing those costs from the pro forma income statement (as a non-recurring charge directly related to the transaction). If so, please revise your footnote accordingly to more accurately describe this adjustment and to provide a breakdown of the associated transactions costs (e.g., legal and consulting, etc.). Alternatively, please revise your footnote disclosure to describe, in more detail, the nature of these charges and the basis for this pro forma adjustment. In preparing your response, please cite the applicable authoritative literature to support your presentation

Response

The Company has revised the disclosure in footnote (F) (formerly footnote (P)) on page 94 of the Revised Registration Statement in response to the Staff’s comment.

Kathryn McHale

Securities and Exchange Commission

June 18, 2015

Executive Compensation and Other Matters

Summary Compensation Table, page 109

20.	Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Response

The Company has revised its disclosure on page 117 of the Revised Registration Statement to disclose the basis for determination of the bonus amounts reported in the Summary Compensation Table in response to the Staff’s comment.

Description of Capital Stock, page 118

21.	Please revise the introductory paragraph to clarify, if true, that the discussion is of the material rights of shareholders, not just “some of the important rights” of shareholders.

Response

The Company has revised its disclosure on page 126 of the Revised Registration Statement to clarify that the discussion is of the material rights of shareholders in response to the Staff’s comment.

Underwriting

Lock-up Agreements, page 128

22.	We note your disclosure that the representatives, in their sole discretion, may waive or release all or some of the securities from the lock-up agreements. Please disclose whether the representatives have any present intention or understanding, implicit or explicit, to release any of the securities subject to the lock-up agreements prior to the expiration of the 180-day period. Also briefly describe the “limited exceptions” to the lock-up agreements, as referenced in the first sentence of this section.

Response

The Company respectfully advises the Staff that the underwriters have confirmed that there is no present intention or understanding of the representative or the underwriter group to release any of the securities subject to the lock-up agreements prior to the expiration of the 180-day period. The Company has revised the disclosure under the section captioned “Underwriting–—Lock-up Agreements” on page 136 of the Revised Registration Statement to disclose this understanding as well as the “limited exceptions” to the lock-up agreement.

Kathryn McHale

Securities and Exchange Commission

June 18, 2015

Financial Statements

General

23.	Please update the financial statements included in the filing in compliance with Rule 8-08 of Regulation S-X. Please update the associated financial information in applicable sections of the filing as appropriate, for example, selected historical consolidated financial data, capitalization, dilution, MD&A, and unaudited selected pro forma combined financial data.

Response

As required by Regulation S-X, the Company has included in the Revised Registration Statement unaudited interim financial statements as of and for the three months ended March 31, 2015 and for the three months ended March 31, 2014. The Company has also updated the disclosures throughout the document, including in the sections captioned “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to reflect the Company’s financial condition and results as of and for the three months ended March 31, 2015 and for the three months ended March 31, 2014.

Note 1. Nature of Operations and Summary of Significant Accounting and Reporting Policies-Nonperforming and Past Due Loans, page F-10

24.	We note your disclosure that consumer loans are typically charged off no later than 120 days past due. Please revise to include a similar discussion of your charge off policy for all other loan segments, specifically explaining how and when you confirm a loan is determined uncollectible and the number of days delinquent required to charge-off loan(s) by category, etc.

Response

The Company has revised its disclosure on pages F-39-40 of the Revised Registration Statement in response to the Staff’s comment.

Note 2. Acquisitions, page F-15

25.	Please revise to clarify whether any loans acquired from Independence or F&M are accounted for under ASC 310-30. If so, please ensure that the information required by ASC 310-30-50 is properly disclosed.

Response

The Company respectfully directs the Staff to the response to comment 17 above. Additionally, the Company has revised the disclosure on page 60 under the caption “Accounting for Acquired Loans” and Note 2 beginning on page F-8 to address the Staff’s comment.

Kathryn McHale

Securities and Exchange Commission

June 18, 2015

Exhibits

26.	Please tell us what consideration you have given to filing the consulting agreement with Lawrence G. Fraser as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response

The Company respectfully advises the Staff that based on the requirements of Item 601(b)(10) of Regulation S-K, the consulting agreement with Lawrence G. Fraser has been filed as an exhibit to the Revised Registration Statement.

* * *

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact the undersigned at (713) 221-1122. Thank you for your consideration.

Very truly yours,

/s/ William S. Anderson
William S. Anderson

cc:	Babette Cooper
Benjamin Phippen
David Lin
Securities and Exchange Commission

George Martinez

Allegiance Bancshares, Inc.

8727 West Sam Houston Parkway North, Suite 210

Houston, Texas 77040

Aaron Kaslow

Kilpatrick Townsend & Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005